News Release

Algonquin Power & Utilities Corp. Declares Second Quarter 2014 Dividends

Oakville, Ontario - May 8, 2014 - Algonquin Power & Utilities Corp. (“APUC”) (TSX:AQN, AQN.PR.A, AQN.PR.D) announced today that the Board of Directors of APUC (the “Board”) has declared a dividend of $0.085 on its common shares, payable on July 15, 2014 to the shareholders of record on June 30, 2014 for the period from April 1, 2014 to June 30, 2014.

The common share dividend will be paid in cash or, if a shareholder has enrolled in the shareholder dividend reinvestment plan (the “Plan”), dividends will be reinvested in additional shares (“Plan Shares”) of APUC as per the Plan. Plan Shares will be acquired by way of a Treasury Purchase at the average market price as defined in the Plan less a 5% discount for the second quarter of 2014.

Additionally, the Board has declared the following preferred share dividends:

1.
$0.28125 per Preferred Share, Series A, payable in cash on June 30, 2014 to Preferred Share, Series A holders of record on June 13, 2014, for the period from March 31, 2014 to, but excluding, June 30, 2014.

2.
$0.4007 per Preferred Share, Series D, payable in cash on June 30, 2014 to Preferred Share, Series D holders of record on June 13, 2014 for the period from March 5, 2014 to, but excluding, June 30, 2014.

For Canadian resident shareholders, dividends declared on both common shares and preferred shares are considered as “eligible dividends” for purposes of the dividend tax credit rules contained in the Income Tax Act (Canada).

About Algonquin Power & Utilities Corp.
Algonquin Power & Utilities owns and operates a diversified $3.7 billion portfolio of regulated and non-regulated utilities in North America. The regulated utility business provides water, electricity and natural gas utility services to over 480,000 customers through a portfolio of regulated generation, transmission and distribution utility systems. The non-regulated electric generation subsidiary owns or has interests in renewable energy and thermal energy facilities representing more than 1,100 MW of installed capacity. Algonquin Power & Utilities delivers continuing growth through an expanding pipeline of renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. Common shares and preferred shares are traded on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A and AQN.PR.D. Visit Algonquin Power & Utilities at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.

For Further Information:
Kelly Castledine
Algonquin Power & Utilities Corp.
2845 Bristol Circle, Oakville, Ontario, L6H 7H7
Telephone: (905) 465-4500
Website: www.AlgonquinPowerandUtilities.com
Twitter @AQN_Utilities